Exhibit 1

Investor & Media enquiries:

KCSA Worldwide

Todd Fromer / Garth Russell

Tel: +1 212-896-1215 / 212-896-1250

tfromer@kcsa.com / grussell@kcsa.com

FOR IMMEDIATE RELEASE

MGT Capital Investments, Inc. Announces Subsidiary’s Preliminary Agreement
to Acquire Maydeal.com

NEW YORK — February 11, 2008 — MGT Capital Investments, Inc. (AMEX: MGT), a holding company focused on the Healthcare Information Technology (“HCIT”) sector, today announced that its subsidiary, Medicexchange PLC, has signed a preliminary agreement to acquire the Chinese online business Maydeal.com.

The acquisition of Maydeal.com will significantly extend Medicexchange’s existing online and offline business offerings in China.  The combined business will provide one of the largest online sources of Medical products, news and services to Chinese Medical Imaging professionals, hospitals and manufacturers.

Medicexchange provides Western medical equipment manufacturers with a complete service to enter the Chinese marketplace including regulatory, translation, marketing and sales services.  Medicexchange has existing offices in Beijing and the acquisition of Maydeal.com will extend this with offices and teams in Shanghai.

About MGT Capital Investments, Inc.

MGT Capital Investments, Inc is a holding company that focuses on investments in the global healthcare information technology market. The Company has two subsidiaries, Medicexchange PLC and Medicsight PLC.

Medicexchange PLC provides medical imaging professionals with a global web portal containing an online sales, jobs and information channel for diagnostic, treatment and surgery planning solutions. This combined with a variety of relevant clinical papers, training materials and content gives these professionals access to information and products that they otherwise would have difficulty accessing.

Medicsight PLC is a UK-based, research driven, leading developer of computer-aided detection (CAD) and image analysis software for the medical imaging market. The CAD software automatically highlights suspicious areas on computerised tomography (CT) scans of the colon and lung, helping radiologists to identify, measure and analyse potential disease and early indicators of disease. Medicsight’s computer-aided detection (CAD) software has been validated using one of the world’s largest and most population diverse databases of verified patient CT scan data. Medicsight’s ColonCAD™ and LungCAD™ software products are seamlessly integrated with the advanced 3D visualisation workstations of several industry-leading imaging equipment partners.

Additional information can be found at www.mgtci.com.

All forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Potential risks and uncertainties include, but are not limited to, the risks described in company filings with the Securities and Exchange Commission.

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